U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-31679
                                                       CUSIP Number 82001T 10 3

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 2004
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above,
identify  the Item(s) to which the  notification  relates:    N/A
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Part I - Registrant Information
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Full Name of Registrant:      Travelshorts.com, Inc

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      4750 Paton St.


City, State and Zip Code

      Vancouver, B.C., Canada  V6L 2J1

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      The Company recently changed its auditors. As a result, additional time is needed to file the report.

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Part IV - Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

   William T. Hart              (303)                      839-0061
  -----------------       -----------------           ------------------
        (Name)               (Area Code)              (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                               [X] Yes  [  ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?        [  ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Travelshorts.com, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2004               By:  /s/ Kelly Fielder
                                       -------------------------------------
                                       Kelly Fielder, President


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                          SCHUMACHER & ASSOCIATES, INC.
                          Certified Public Accountants
                             2525 15th St., Suite 3H
                                Denver, CO 80211
                        (303) 480-5037 FAX (303) 480-5038



                                  June 29, 2004


Travelshorts.com, Inc.
4750 Paton St.
Vancouver, B.C.
Canada  V6L 2J1


      Since we were engaged as the Company's independent auditors on June 16, 2004, we will not be able to complete the audit of the Company's financial statements for the year ended March 31, 2004 prior to June 29, 2004.


                                    Schumacher & Associates, Inc.


                                    By:  /s/ Schumacher & Associates, Inc.
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